WOLLMUTH MAHER & DEUTSCH LLP
500 FIFTH AVENUE
NEW YORK, NEW YORK 10110

TELEPHONE (212) 382-3300
FACSIMILE (212) 382-0050

04010873

March 25, 2004

MAR 26 2004

The Office of Corporate Finance
Securities and Exchange Commission
Judiciary Plaza
450 5th Street North West
Washington, DC 20549

SUPPL

Re: Marks & Spencer p.l.c. (File No. 82-1961)
Submission of Information Pursuant to Rule 12g3-2(b)

Dear Sirs:

On behalf of our client, Marks & Spencer p.l.c. (File No. 82-1961), and pursuant to their exemption under Rule 12g3-2(b), please find enclosed a copy of (i) one (1) announcement released to the London Stock Exchange (the "LSE") on March 24, 2004, and (ii) one (1) announcement released to the LSE on March 25, 2004.

We would appreciate receiving acknowledgment of your receipt of this information by date stamping the second copy of the above materials and returning it to us in the enclosed stamped, self-addressed envelope.

Yours sincerely,

By:
Mason H. Drake
Authorized Representative

Enclosures

PROCESSED
MAR 29 2004
THOMSON FINANCIAL

dw 3/29

Issued: 24 March 2004

DIRECTOR'S SHAREHOLDING

PEP

The Company was informed on 24 March 2004 that on 23 March 2004 Alison Reed acquired 4 Ordinary shares of 25p each at a price of 280.18p each under a PEP registered in the name of Marks & Spencer Savings and Investments Limited.

Following this transaction, her total holding of Ordinary shares amounts to 144,861.

For further information, please contact:
Helen Baker Tel. 020 7268 2867

Issued: 25 March 2004

Redemption of B Shares

The Company has today redeemed 19,176,707 B Shares at a price of 70 pence per share.

Following the redemption of these shares, 121,244,763 B Shares remain in issue.

For further information, please contact:

Helen Baker Tel. 020 7268 2867

WOLLMUTH MAHER & DEUTSCH LLP
500 FIFTH AVENUE
NEW YORK, NEW YORK 10110

TELEPHONE (212) 382-3300
FACSIMILE (212) 382-0050

March 25, 2004

The Office of Corporate Finance
Securities and Exchange Commission
Judiciary Plaza
450 5th Street North West
Washington, DC 20549

Re: Marks & Spencer p.l.c. (File No. 82-1961)
Submission of Information Pursuant to Rule 12g3-2(b)

Dear Sirs:

On behalf of our client, Marks & Spencer p.l.c. (File No. 82-1961), and pursuant to their exemption under Rule 12g3-2(b), please find enclosed a copy of (i) one (1) announcement released to the London Stock Exchange (the "LSE") on March 24, 2004, and (ii) one (1) announcement released to the LSE on March 25, 2004.

We would appreciate receiving acknowledgment of your receipt of this information by date stamping the second copy of the above materials and returning it to us in the enclosed stamped, self-addressed envelope.

Yours sincerely,

By: ______________________
Mason H. Drake
Authorized Representative

Enclosures